PROSPECTUS SUPPLEMENT dated October 8, 2008 (to Prospectus dated August 1, 2008)	Rule 424(b)(3) File No. 333-151397

JPMORGAN CHASE & CO.

Debt Securities
Preferred Stock
Depositary Shares

This Prospectus Supplement supplements the Prospectus dated August 1, 2008 relating to debt securities, preferred stock and depositary shares (the "Prospectus"), all included in the registration statement on Form S-3, Amendment No. 2 (Reg. No. 333-151397) filed on August 1, 2008. References herein to "we," "our," etc., refer to JPMorgan Chase & Co.

ADDITIONAL COMPANY SENIOR SECURITIES

Certain Additional Senior Notes

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Senior Securities" following the summary terms of the "6.400% Notes due 2038" to reflect the issuance of the additional senior securities described below.

Title of Security: N/A

Initial principal amount of series (subject to increase):

Maturity date:
Interest payment dates:
Record dates:
Issuance date:
Interest rate:

Additional Senior Medium-Term Notes, Series F

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Senior Securities - Senior Medium-Term Notes, Series F" to reflect the issuance of the additional senior securities described below.

In the table below we specify the following terms of our Senior Medium-Term Notes, Series F (the "Senior Series F Notes") since the date of the Prospectus:

o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption terms, if any.

The interest rate bases or formulas applicable to Senior Series F Notes that bear interest at floating rates are indicated in the table below. The Senior Series F Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Senior Series F Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Terms

N/A

Additional Senior Medium-Term Notes, Series G

The following is a new section of the Prospectus to be placed immediately prior to the section entitled "Company Debt Securities Company Subordinated Securities" to reflect the issuance of the additional senior securities described below.

In the table below we specify the following terms of our Senior Medium-Term Notes, Series G (the "Senior Series G Notes") since the date of the Prospectus:
o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption terms, if any.

The interest rate bases or formulas applicable to Senior Series G Notes that bear interest at floating rates are indicated in the table below. The Senior Series G Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Senior Series G Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. As explained in the Prospectus under the heading "Defaults and Waivers," the Senior Medium-Term Notes, Series G do not have the benefit of the additional events of default and shorter covenant breach grace period applicable to those series of Company Senior Securities created before October 16, 2007.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Terms

N/A

ADDITIONAL COMPANY SUBORDINATED SECURITIES

Certain Additional Subordinated Notes

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Subordinated Securities" following the summary terms of the "6.125% Subordinated Notes due 2017" to reflect the issuance of the additional subordinated securities described below.

Title of Security: N/A

Initial principal amount of series (subject to increase):
Maturity date:
Interest payment dates:
Record dates:
Issuance date:
Interest rate:

Additional Subordinated Medium-Term Notes, Series A

The following is added to the section of the Prospectus entitled "Company Debt Securities Company Subordinated Securities" following the summary terms of the "6.25% Subordinated Medium-Term Notes Series A, due November 28, 2016" to reflect the issuance of the additional subordinated securities described below.

In the table below we specify the following terms of our JPMorgan Chase Subordinated Notes, Series A (the "Subordinated Series A Notes") since the date of the Prospectus:
o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption terms, if any.

The interest rate bases or formulas applicable to Subordinated Series A Notes that bear interest at floating rates are indicated in the table below. The Subordinated Series A Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Subordinated Series A Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Terms

N/A

Additional Subordinated Medium-Term Notes, Series B

The following is added to the section of the Prospectus entitled "Company Debt Securities Company Subordinated Securities" following the summary terms of the "6.25% Subordinated Medium-Term Notes Series B, due December 15, 2012" to reflect the issuance of the additional subordinated securities described below.

In the table below we specify the following terms of our JPMorgan Chase Subordinated Notes, Series B (the "Subordinated Series B Notes") since the date of the Prospectus:
o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption terms, if any.

The interest rate bases or formulas applicable to Subordinated Series B Notes that bear interest at floating rates are indicated in the table below. The Subordinated Series B Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Subordinated Series B Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Terms

N/A

Additional Medium-Term Notes, Series B,

designated as IncomeNotesSM

The following is added to the section of the Prospectus entitled "Heritage Bear Stearns Debt Securities Heritage Bear Stearns Senior Securities - Medium-Term Notes, Series B, designated as IncomeNotesSM" to reflect the issuance of the additional securities described below.

In the table below we specify the following terms of the Heritage Bear Stearns Medium-Term Notes, Series B, designated as IncomeNotesSM (the "Heritage Bear Stearns IncomeNotesSM") since the date of the Prospectus:

o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption terms, if any.

The interest rate bases or formulas applicable to Heritage Bear Stearns IncomeNotesSM that bear interest at floating rates are indicated in the table below. The Heritage Bear Stearns IncomeNotesSM are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below.

If indicated below, the Heritage Bear Stearns IncomeNotesSM contain a provision that gives the beneficial owner of that note the right to require us to repay that note prior to its maturity date, if requested by an authorized representative of the beneficial owner of that note, following the death of such beneficial owner (Survivor's Option). To validly exercise the Survivor's Option, such notes must have been acquired by the deceased beneficial owner at least 6 months prior to the date of the request. We may limit the aggregate principal amount of notes as to which the Survivor's Option may be exercised to (i) $250,000 with respect to any individual deceased beneficial owner of a note in any calendar year, or (ii) in any calendar year, the greater of $2,000,000 or 2% of the outstanding aggregate principal amount of all Heritage Bear Stearns IncomeNotesSM outstanding as of December 31 of the immediately preceding calendar year. Each tendered note that is not accepted in any calendar year due to the application of either of the limitations set forth above will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Terms
April 1, 2004	$1,229,000	4/15/2019

4.55% from and including 4/1/04, to but excluding 4/15/09

5.00% from and including 4/15/09, to but excluding 4/15/14

6.00% from and including 4/15/14, to but excluding 4/15/19;

commencing 4/15/2007 and on the interest payment dates thereafter until maturity, may be called in whole at par at the option of JPMorgan Chase on ten calendar days notice; Survivor's Option

April 8, 2004	299,000	4/15/2019	5.00%; commencing on 4/15/2007 and on the 15th of each month thereafter until maturity, may be called in whole at par at the option of JPMorgan Chase on ten calendar days notice; Survivor's Option
April 15, 2004	1,396,000	4/15/2019	5.525%; commencing on 4/15/2007 and on the 15th of each month thereafter until maturity, may be called in whole at par at the option of JPMorgan Chase on ten calendar days notice; Survivor's Option
April 22, 2004	424,000	4/15/2019	5.47%; commencing on 4/15/2007 and on the 15th of each month thereafter until maturity, may be called in whole at par at the option of JPMorgan Chase on ten calendar days notice; Survivor's Option
April 29, 2004	141,000	4/15/2019	5.45%; commencing on 4/15/2007 and on the 15th of each month thereafter until maturity, may be called in whole at par at the option of JPMorgan Chase on ten calendar days notice; Survivor's Option
May 6, 2004	1,314,000	5/15/2019	5.71%; commencing on 5/15/2007 and on the 15th of each month thereafter until maturity, may be called in whole at par at the option of JPMorgan Chase on ten calendar days notice; Survivor's Option
June 24, 2004	1,595,000	6/15/2019	6.00%; commencing on 6/15/2007 and on the 15th of each month thereafter until maturity, may be called in whole at par at the option of JPMorgan Chase on ten calendar days notice; Survivor's Option
November 4, 2004	145,000	11/15/2019	5.05%; commencing on 11/15/2007 and on the 15th of each month thereafter until maturity, may be called in whole at par at the option of JPMorgan Chase on ten calendar days notice; Survivor's Option

ADDITIONAL PREFERRED STOCK

The following is added to the section of the Prospectus entitled "Description of Preferred Stock - Preferred Stock" following the summary terms of the 'Mirror' Preferred Stock in order to reflect the issuance of the additional preferred stock described below.

8.625% Non-Cumulative Preferred Stock, Series J

On August 21, 2008, we issued 180,000 shares of our 8.625% Non-Cumulative Preferred Stock, Series J, par value of $1.00 per share, with a liquidation preference of $10,000 per share (the "Series J Preferred Stock"). Shares of the Series J Preferred Stock are represented by depositary shares, each representing a 1/400th interest in a share of preferred stock of the series.

Other Series Outstanding. The following four additional series of our preferred stock were also outstanding as of the date the Series J Preferred Stock was issued: (1) 6.15% Cumulative Preferred Stock, Series E, (2) the 5.72% Cumulative Preferred Stock, Series F, (3) the 5.49% Cumulative Preferred Stock, Series G and (4) the Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I (such four series of preferred stock, the "Existing Preferred Stock").

Ranking. The Series J Preferred Stock ranks senior to our common stock, as well as any of our other stock that is expressly made junior to the Series J Preferred Stock, as to payment of dividends and distribution of assets upon our liquidation, dissolution, or winding up. The Series J Preferred Stock ranks pari passu with our Existing Preferred Stock.

Dividends. Dividends on the Series J Preferred Stock are payable when, as, and if declared by our board of directors or a duly authorized committee of our board, payable quarterly, in arrears, on March 1, June 1, September 1 and December 1 of each year, beginning on December 1, 2008.

We may not declare or pay or set apart for payment full dividends on any series of preferred stock ranking, as to dividends, equally with or junior to the Series J Preferred Stock unless we have previously declared and paid or set apart for payment, or we contemporaneously declare and pay or set apart for payment, full dividends on the Series J Preferred Stock for the most recently completed dividend period. When dividends are not paid in full on the Series J Preferred Stock and any series of preferred stock ranking equally as to dividends, all dividends upon the Series J Preferred Stock and such equally ranking series will be declared and paid pro rata.

Unless we have paid or declared and set aside for payment full dividends on the Series J Preferred Stock for the most recently completed dividend period, we will not:

  declare or make any dividend payment or distribution on any junior ranking stock, other than a dividend paid in junior ranking stock, or redeem, purchase, otherwise acquire or set apart money for a sinking fund for the redemption of any junior or equally ranking stock, except by conversion into or exchange for junior ranking stock.

Subject to the conditions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by our board of directors or a duly authorized committee of our board, may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series J Preferred Stock from time to time out of any assets legally available for such payment, and the holders of the Series J Preferred Stock will not be entitled to participate in those dividends.

Rights Upon Liquidation. In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of the Series J Preferred Stock will be entitled to receive liquidating distributions of $10,000 per share (equivalent of $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of undeclared dividends, before we make any distribution of assets to the holders of our common stock or any other class or series of shares ranking junior to the Series J Preferred Stock. If we fail to pay in full all amounts payable with respect to the Series J Preferred Stock and any stock having the same rank as the Series J Preferred Stock, the holders of the Series J Preferred Stock and of that other stock will share in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of the Series J Preferred Stock and any stock having the same rank as the Series J Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our property or business nor a merger or consolidation by us with any other entity will be considered a dissolution, liquidation or winding-up of our business or affairs.

Redemption. The Series J Preferred Stock may be redeemed on any dividend payment date on or after September 1, 2013, in whole or in part, at a redemption price equal to $10,000 per share plus any declared and unpaid dividends.

Voting Rights. The Series J Preferred Stock has no voting rights except as provided below or as otherwise required by law.

Whenever dividends payable on the shares of Series J Preferred Stock have not been paid for three or more semi-annual or six or more quarterly dividend periods, whether or not consecutive, the authorized number of our directors will automatically be increased by two. The holders of the Series J Preferred Stock will have the right, with holders of any other equally ranked series of preferred stock that have similar voting rights and on which dividends likewise have not been paid, voting together as a class, to elect two directors to fill such newly created directorships at our next annual meeting of stockholders and at each of our subsequent annual meetings until full dividends have been paid on the Series J Preferred Stock for at least two semi-annual or four quarterly consecutive dividend periods, as applicable. At that point the right to elect directors terminates, and the terms of office of the two directors so elected will terminate immediately.

Holders of Series J Preferred Stock, together with holders of such other preferred stock entitled to elect preferred directors, voting together as a class, may remove and replace either of the directors they elected. If the office of either such director becomes vacant for any reason other than removal, the remaining director may choose a successor who will hold office for the unexpired term of the vacant office.

We will not, without the vote of the holders of at least 66 2/3% in voting power of the Series J Preferred Stock together with any preferred stock entitled to vote thereon voting as a class,

  authorize, create or issue any of our capital stock ranking, as to dividends or upon liquidation, dissolution or winding up, senior to the Series J Preferred Stock, or reclassify any of our authorized capital stock into any such shares of such capital stock, or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or
  amend, alter or repeal the certificate of designations for the Series J Preferred Stock, or our certificate of incorporation, whether by merger, consolidation or otherwise, in a way that adversely affects the powers, preferences or special rights of the Series J Preferred Stock.

Any

  increase in the amount of authorized common or preferred stock; or
  increase or decrease in the number of shares of any series of preferred stock; or
  authorization, creation and issuance of other classes or series of stock;

in each case ranking equally with or junior to the Series J Preferred Stock will not be deemed to adversely affect such powers, preferences or special rights.

Each share of Series J Preferred Stock will have one vote (equivalent to 1/400th of a vote per depositary share) whenever it is entitled to voting rights.

Additional Depositary Shares

The following is added to the section of the Prospectus entitled "Description of Preferred Stock Depositary Shares" following the summary terms of the "Mirror Depositary Shares" to reflect the issuance of the additional depositary shares described below.

Series J Depositary Shares

Each Series J Depositary Share represents a 1/400th interest in a share of the Series J Preferred Stock, and is evidenced by depositary receipts. We have deposited the underlying shares of the Series J Preferred Stock with a depositary pursuant to a deposit agreement among us, Mellon Investor Services LLC, acting as depositary, and the holders from time to time of the depositary receipts. Subject to the terms of the deposit agreement, the Series J Depositary Shares are entitled to all the rights and preferences of the Series J Preferred Stock, as applicable, in proportion to the applicable fraction of a share of Series J Preferred Stock those Series J Depositary Shares represent.

In this prospectus supplement, references to "holders" of Series J Depositary Shares mean those who have depositary receipts registered in their own names on the books maintained by the depositary and not indirect holders who own beneficial interests in depositary receipts registered in the street name of, or issued in book-entry form through, The Depository Trust Company, or "DTC."

Dividends and Other Distributions. Each dividend payable on a Series J Depositary Share will be in an amount equal to 1/400th of the dividend declared and payable on the related share of the Series J Preferred Stock.

The depositary will distribute all dividends and other cash distributions received on the Series J Preferred Stock to the holders of record of the depositary receipts in proportion to the number of Series J Depositary Shares held by each holder. In the event of a distribution other than in cash, the depositary will distribute property received by it to the holders of record of the depositary receipts as nearly as practicable in proportion to the number of Series J Depositary Shares held by each holder, unless the depositary determines that this distribution is not feasible, in which case the depositary may, with our approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to the holders of the depositary receipts.

Record dates for the payment of dividends and other matters relating to the Series J Depositary Shares will be the same as the corresponding record dates for the related shares of Series J Preferred Stock.

The amount paid as dividends or otherwise distributable by the depositary with respect to the Series J Depositary Shares or the underlying Series J Preferred Stock will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Series J Depositary Shares or the shares of the Series J Preferred Stock until such taxes or other governmental charges are paid.

Redemption of Depositary Shares. If we redeem the Series J Preferred Stock, in whole or in part, Series J Depositary Shares also will be redeemed with the proceeds received by the depositary from the redemption of the Series J Preferred Stock held by the depositary. The redemption price per Series J Depositary Share will be 1/400th of the redemption price per share payable with respect to the Series J Preferred Stock, plus any declared and unpaid dividends, without accumulation of undeclared dividends.

If we redeem shares of the Series J Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of Series J Depositary Shares representing those shares of the Series J Preferred Stock so redeemed. If we redeem less than all of the outstanding Series J Depositary Shares, the depositary will select by lot or pro rata as may be determined by the depositary to be equitable, those Series J Depositary Shares to be redeemed. The depositary will mail notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series J Preferred Stock and the related depositary shares.

Voting the Preferred Stock. Because each Series J Depositary Shares represents a 1/400th interest in a share of the Series J Preferred Stock, holders of depositary receipts will be entitled to 1/400th of a vote per Series J Depositary Share under those limited circumstances in which holders of the Series J Preferred Stock are entitled to a vote.

When the depositary receives notice of any meeting at which the holders of the Series J Preferred Stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the Series J Depositary Shares relating to the Series J Preferred Stock. Each record holder of the Series J Depositary Shares on the record date, which will be the same date as the record date for the Series J Preferred Stock, may instruct the depositary to vote the amount of the Series J Preferred Stock represented by the holder's Series J Depositary Shares. To the extent practicable, the depositary will vote the amount of the Series J Preferred Stock represented by Series J Depositary Shares in accordance with the instructions it receives. We will agree to take all actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any Series J Depositary Shares representing the Series J Preferred Stock, it will abstain from voting with respect to such shares.

Withdrawal of Preferred Stock. Underlying shares of Series J Preferred Stock may be withdrawn from the depositary arrangement upon surrender of depositary receipts at the depositary's office and upon payment of the taxes, charges and fees provided for in the deposit agreement. Subject to the terms of the deposit agreement, the holder of depositary receipts will receive the appropriate number of shares of Series J Preferred Stock represented by such Series J Depositary Shares. Only whole shares of Series J Preferred Stock may be withdrawn; if a holder holds an amount other than a whole multiple of 400 Series J Depositary Shares, the depositary will deliver along with the withdrawn shares of Series J Preferred Stock a new depositary receipt evidencing the excess number of Series J Depositary Shares. Holders of withdrawn shares of Series J Preferred Stock will not be entitled to redeposit such shares or to receive Series J Depositary Shares.

Form and Notices. The Series J Preferred Stock is issued in registered form to the depositary, and the Series J Depositary Shares are issued in book-entry only form through DTC. The depositary will forward to the holders of Series J Depositary Shares all reports, notices, and communications from us that are delivered to the depositary and that we are required to furnish to the holders of the Series J Preferred Stock.